October 16, 2017

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mara L. Ransom

Assistant Director

Re:	Mosaic Acquisition Corp.

Registration Statement on Form S-1

Filed September 27, 2017, as amended

File No. 333-220667

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other several Underwriters, hereby join in the request of Mosaic Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 18, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 2,230 copies of the Preliminary Prospectus dated October 13, 2017 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,
DEUTSCHE BANK SECURITIES INC. RBC CAPITAL MARKETS, LLC J.P. MORGAN SECURITIES LLC
As Representatives of the Several Underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Eric Hackel

Name:	Eric Hackel
Title:	Managing Director

By:	/s/ Ben Darsney

Name:	Ben Darsney
Title:	Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Michael A. Goldberg

Name:	Michael A. Goldberg
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ N. Goksu Yolac

Name:	N. Goksu Yolac
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]